UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009080

February 19, 2004

Jennifer L. Kraft
Counsel
Aon Corporation
Aon Center
200 East Randolph Street
Chicago, IL 60601

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/19/2004

Re: Aon Corporation
Incoming letter dated January 19, 2004

Dear Ms. Kraft:

This is in response to your letter dated January 19, 2004 concerning the shareholder proposal submitted to Aon by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Zitelli
Vice President
Advisor's Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

315293

AON

RECEIVED
2004 JAN 21 AM 10:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 19, 2004

VIA OVERNIGHT COURIER

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of United Association S&P 500 Index Fund for Inclusion in Aon Corporation's 2004 Proxy Materials

Ladies and Gentlemen:

Aon Corporation, a Delaware corporation ("Aon"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by the United Association S&P 500 Index Fund (the "Fund") for inclusion in Aon's proxy statement and form of proxy for the 2004 Annual Meeting (collectively, the "Proxy Materials"). I am writing to inform you that Aon intends to exclude the Proposal from its Proxy Materials and to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if Aon does so. If the Staff does not concur with Aon's view that the entire Proposal may be excluded from the Proxy Materials, we request the Staff's concurrence that Aon may omit a portion of the supporting statement to the Proposal as described in this letter.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) the original and five (5) copies of this letter, which includes a statement of the reasons why Aon believes it may exclude the Proposal; and (2) six (6) copies of the letter from the Fund, dated December 10, 2003, submitting the Proposal. A copy of this letter is also being sent to the Fund to notify it that Aon intends to exclude the Proposal from the Proxy Materials.

Aon Corporation
Aon Center • 200 East Randolph Street • Chicago, Illinois 60601
tel: 312.381.1000 • www.aon.com

1. BACKGROUND

The Proposal requests that Aon's Board of Directors and Audit Committee adopt a policy stating that the public accounting firm retained by Aon to audit its financial statements will perform only "audit" and "audit-related" work for Aon and not perform services generating "tax fees" and "all other fees" as categorized under the Commission's regulations.

2. REASONS FOR OMISSION

A. The Proposal Relates to Aon's Ordinary Business Operations and Aon May Therefore Exclude the Proposal Under Rule 14a-8(i)(7)

Rule 14-8(i)(7) provides that a company may exclude a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations."

In recent no-action letters, the Staff has confirmed that the method of selecting an independent auditor is a matter relating to a company's ordinary business operations. As a result, a shareholder proposal that restricts a company's ability to select its independent auditor may generally be excluded from a company's proxy materials under Rule 14a-8(i)(7). *See The Allstate Corporation* (February 5, 2003) (permitting the exclusion of a proposal that the company's board of directors hire a new auditing firm every four years), *Fleetwood Enterprises, Inc.* (April 24, 2002) (permitting the exclusion of a proposal that the company's independent auditor be selected annually by shareholders), *Refac* (March 27, 2002) (permitting the exclusion of a proposal to change the company's independent auditor) and *SONICblue Incorporated* (March 23, 2001) (permitting the exclusion of a proposal that the company's independent auditor be selected annually by shareholders).

The Staff has not, however, followed a similar approach with respect to shareholder proposals to prohibit a company's independent auditor from also providing non-audit services to the company. See *Motorola Inc.* (January 16, 2002), *Ameren Corporation* (January 14, 2002) and *The Walt Disney Company* (December 18, 2001). As explained by the Staff in *The Walt Disney Company*, "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues," the provision of non-audit services by a company's independent auditor is an appropriate topic for shareholder proposals.

In an effort to protect investors and improve the reliability of corporate disclosures, the Sarbanes-Oxley Act of 2002 (the "S-O Act") was enacted on July 30, 2002. The S-O Act contained a number of provisions addressing auditor independence.

Specifically, Section 201 of the S-O Act prohibits a company's independent auditor from providing eight specific categories of non-audit services to that company. Section 201 also contains a requirement that a company's audit committee pre-approve any permitted non-audit services to be provided to that company by its independent auditor.

Following the passage of the S-O Act and during the 2003 proxy season, ExxonMobil Corporation attempted to exclude from its proxy statement a shareholder proposal prohibiting its independent auditor from providing non-audit services. In its letter to the Staff, ExxonMobil suggested that "the decision whether to retain the company's auditor to provide additional non-audit services within the narrow limits of SOX and pending SEC rules....has been returned to the realm of an ordinary business decision under the purview of the company's audit committee." *ExxonMobil Corporation* (March 11, 2003). The Staff, citing in its response the ongoing public policy debate concerning this issue, refused to allow ExxonMobil to exclude the shareholder proposal from its proxy statement.

Following the Staff's response in *ExxonMobil*, additional rules and regulations were promulgated. On May 6, 2003, the Commission issued final rules governing auditor independence in *SEC Release No. 33-8183 "Strengthening the Commission's Requirements Regarding Auditor Independence"* (the "Release"). The Release contained additional guidance regarding the scope of services provided by an independent auditor, the categories of prohibited non-audit services and the procedures by which a company's audit committee must pre-approve all other non-audit services. In addition, the New York Stock Exchange (the "NYSE") and the NASDAQ Stock Market, Inc. ("NASDAQ") amended their respective listing standards. These listing standards, which were approved by the Commission in November 2003, set forth requirements for the composition and responsibilities of a listed company's audit committee. *See NYSE Listed Company Manual (November 4, 2003) and NASDAQ Marketplace Rules (November 26, 2003).*

At the time of the Staff's response in *ExxonMobil*, the issues of auditor independence and the provision of non-audit services by a company's independent auditor were subject to on-going discussion and debate as the final implementation of the rules mandated by the S-O Act had yet to occur. However, in light of the issuance of the Release by the Commission, and the approval by the Commission of the amended NYSE and NASDAQ listing standards, we believe the discussion and debate concerning auditor independence has been resolved. As a result, any decision to retain Aon's auditor to provide non-audit services in compliance with the specific requirements of the Release and the NYSE listing standards applicable to Aon should be determined by Aon's audit committee as an ordinary business decision. Therefore, we believe that Aon may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7).

B. The Proposal's Supporting Statement Contains False and Misleading Statements in Violation of Rule 14a-9, which Aon May Exclude under Rule 14a-8(i)(3)

A company may exclude a shareholder proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." Under Rule 14a-8(i)(3), the Staff has consistently allowed the exclusion of portions of a supporting statement that are deemed to be materially false and misleading under Rule 14a-9. *See Liz Claiborne, Inc.* (January 7, 2002) and *ExxonMobil Corporation* (March 11, 2003).

In the fourth paragraph of the supporting statement to the Proposal, the Fund states that Aon "paid more in combined fees for "audit-related," "tax" and "all other" work performed by the audit firm than it did for the "audit" work performed by the firm." The comparison of "audit-related," "tax" and "all other" work with that of "audit" work is inconsistent with the Proposal's stated objective of permitting Aon's auditor to perform only "audit" and "audit-related" work for Aon. This inconsistency creates potential confusion for Aon's stockholders as to whether the Proposal allows Aon's auditor to perform "audit-related" work in addition to "audit" work.

As this statement contains false and misleading information in violation of Rule 14a-9, Aon believes it is entitled to properly exclude this statement under Rule 14a-8(i)(3). If Aon is not entitled to properly exclude this statement, Aon believes that the supporting statement must be revised to correct the false or misleading information contained therein.

For the foregoing reasons, Aon respectfully requests that the Staff confirm that it will take no enforcement action if Aon excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3). Alternatively, if Aon is not permitted to exclude the Proposal in its entirety from its Proxy Materials, Aon respectfully requests that the Staff confirm that it can exclude from its Proxy Materials the portion of the Proposal as set forth above.

3. CONCLUSION

Based on the foregoing, we believe Aon may exclude the Proposal from the Proxy Materials. We respectfully request that the Staff confirm that the Proposal, or, in the alternative, the portion of the supporting statement described above, may be excluded from the Proxy Materials.

Should the Staff have any questions or require any additional information, please do not hesitate to contact me at (312) 381-5115. Thank you for your prompt attention to this matter.

Please acknowledge receipt of this letter by stamping the copy of the letter enclosed herewith and returning it to me in the enclosed self-addressed envelope.

Very truly yours,

Jennifer L. Kraft

Jennifer L. Kraft
Counsel

Enclosures

cc: William Zitelli - United Association S&P 500 Index Fund
D. Cameron Findlay
Richard E. Barry

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

December 10, 2003

VIA FACSIMILE: 312-381-6074

Ms. Kevann M. Cooke
Vice President and Corporate Secretary
Aon Corp
200 E. Randolph Street
Chicago, IL 60601

Re: Shareholder Proposal

Dear Ms. Cooke:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Aon Corp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus
Enclosure

Auditor Independence Proposal

Resolved, that the shareholders of Aon Corp. ("Company") request that the Board of Directors and its Audit Committee adopt a policy stating that the public accounting firm retained by our Company to audit the Company's financial statements will perform only "audit" and "audit-related" work for the Company and not perform services generating "tax fees" and "all other fees" as categorized under U.S. Securities and Exchange Commission ("SEC") regulations.

Supporting Statement: The issue of auditor independence has been a major concern for investors and the markets since the demise of Enron. In response to numerous incidences of accounting fraud that shook the foundations of the corporate financial auditing and reporting system, both Congress and the SEC have responded with important reforms. However, we believe that more needs to be done to limit the potential impairment of auditor independence.

The Sarbanes-Oxley Act ("Sarbanes-Oxley") was a strong effort to deal with various aspects of the auditor independence issue. Sarbanes-Oxley enhanced the role of board audit committees in retaining and monitoring audit firms, while limiting the types of non-audit services that audit firms are permitted to perform for audit clients. The SEC followed-up with enhanced reporting requirements (Release No. 33-8183, May 6, 2003) that provide investors better insight into the range of services beyond audit services for which an audit firm is being utilized. The following categories of service fees must be reported: (1) Audit Fees; (2) Audit-Related Fees; (3) Tax Fees, and (4) All Other Fees.

We believe important steps have been taken to protect auditor independence, but we also believe more needs to be done. The Congress and the SEC have acted. Now we think it is important that shareholders use the enhanced disclosure to protect the integrity of the financial reporting system.

Fee disclosures indicate that our Company paid the firm retained to audit the Company's financial statements more for non-audit services than for the audit work. Specifically, our Company paid more in combined fees for "audit-related," "tax" and "all other" work performed by the audit firm than it did for the "audit" work performed by the firm. We believe this imbalance is unhealthy and a potential threat to auditor independence at our Company. Further, when this imbalance occurs we believe it is time for the Board's Audit Committee to adopt a policy that addresses the issue.

Our resolution presents a straightforward and effective response: The Board and the Audit Committee should adopt a policy that limits the public accounting firm retained to audit the Company's financial statements to performing only "audit" and "audit-related" work. We believe that limiting the audit to providing only audit and audit-related services would be another positive step in protecting auditor independence.

We urge your support for this reasonable measure to advance auditor independence.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aon Corporation
Incoming letter dated January 19, 2004

The proposal requests Aon's board of directors and audit committee adopt a policy stating that the public accounting firm retained to audit the company's financial statements will perform only "audit" and "audit-related" work and not perform services generating "tax fees" and "all other fees."

We are unable to concur in your view that Aon may exclude a portion of the supporting statement under rule 14a-8(i)(3) as materially false or misleading under rule 14a-9. Accordingly, we do not believe Aon may omit a portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Aon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the recognition that this issue raises significant policy issues, we do not believe that Aon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel